Filed Pursuant to Rule 424(b)(2)

  File No. 333-195697

This pricing supplement relates to an effective registration statement under the Securities Act of 1933, but is not complete and may be changed. This pricing supplement and the accompanying prospectus supplement and prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 30, 2015

Pricing Supplement No. 19 dated November     , 2015

(to Prospectus Supplement dated May 30, 2014

and Prospectus dated May 5, 2014)

WELLS FARGO & COMPANY

Medium-Term Notes, Series N

Floating Rate Notes

Aggregate Principal Amount
Offered:	$

Trade Date:	November , 2015

Original Issue Date:	December , 2015

Stated Maturity Date:

December     , 2020; on the stated maturity date, the holders of the notes will be entitled to receive a cash payment in U.S. dollars equal to 100% of the principal amount of the notes plus any accrued and unpaid interest

Price to Public (Issue Price):	%, plus accrued interest, if any, from December , 2015

Agent Discount
(Gross Spread):	%

All-In Price (Net of
Agent Discount):	%, plus accrued interest, if any, from December , 2015

Net Proceeds:	$

Benchmark:	Three-month LIBOR

Base Rate:	LIBOR

Spread:	+ basis points

Designated LIBOR Page:	Page LIBOR01 as displayed on Reuters or any successor service (or such other page as may replace Page LIBOR01 on that service or successor service)

Index Maturity:	Three months

Interest Reset Periods:	Quarterly

Interest Reset Dates:	Each March , June , September and December , commencing March , 2016 and ending September , 2020

Interest Payment Dates:	Each March , June , September and December , commencing March , 2016 and at maturity

Initial Interest Rate:	Three-month LIBOR plus %, determined two London banking days prior to December , 2015

Redemption:	The notes are not redeemable at the option of Wells Fargo & Company (the “Company”)

Listing:	None

Regulatory Developments:

The ultimate impact of the Board of Governors of the Federal Reserve System’s (the “Federal Reserve”) recently proposed rules requiring U.S. global systemically important banks (“U.S. G-SIBs”) to maintain minimum amounts of long-term debt meeting specified eligibility requirements is uncertain. On October 30, 2015, the Federal Reserve released for comment proposed rules (referred to as the “TLAC Rules”) that would require the eight U.S. G-SIBs, including the Company, among other things, to maintain minimum amounts of long-term debt (“LTD”) satisfying certain eligibility criteria commencing January 1, 2019. As proposed, the TLAC Rules would disqualify from eligible LTD, among other instruments, senior debt securities that permit acceleration for reasons other than insolvency or payment default, as well as structured notes and debt securities not governed by U.S. law. The currently outstanding senior LTD of U.S. G-SIBs, including the Company, typically permits acceleration for reasons other than insolvency or payment default and, as a result, none of such outstanding senior LTD, any subsequently issued senior LTD with similar terms, or the notes would qualify as eligible LTD under the proposed rules. The Federal Reserve has requested comment on whether currently outstanding instruments should be allowed to count as eligible LTD “despite containing features that would be prohibited under the proposal.” The steps that the U.S. G-SIBs, including the Company, may need to take to come into compliance with the final TLAC Rules, including the amount and form of LTD that must be refinanced or issued, will depend in substantial part on the ultimate eligibility requirements for senior LTD and any grandfathering provisions.

Principal Amount

Agent (Sole Bookrunner):	Wells Fargo Securities, LLC	$

Agents

	Total:	$

Plan of Distribution:

On November     , 2015, Wells Fargo & Company agreed to sell to the Agents, and the Agents agreed to purchase, the notes at a purchase price of             %, plus accrued interest, if any, from December     , 2015. The purchase price equals the issue price of             % less a discount of             % of the principal amount of the notes.

Certain U.S. Federal Income Tax
Consequences:

Pursuant to published guidance by the IRS, withholding on gross proceeds will be delayed until January 1, 2019 rather than January 1, 2017. See “Certain U.S. Federal Income Tax Considerations—Legislation Affecting the Taxation of Debt Securities, Common Stock and Preferred Stock Held by or through Foreign Entities” in the accompanying prospectus for additional information.

Additional tax considerations are discussed under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus.

EU Directive on the Taxation of
Savings Income:

This section supplements the disclosure in the section “EU Directive on the Taxation of Savings Income” in the accompanying prospectus. On November 10, 2015, the Council of the European Union adopted a Council Directive repealing the Directive from January 1, 2017, in the case of Austria and from January 1, 2016, in the case of all other EU Member States (subject to on-going requirements to fulfill administrative obligations such as the reporting and exchange of information relating to, and accounting for withholding taxes on, payments made before those dates). The repeal is meant to prevent overlap between the Directive and a new automatic exchange of information regime to be implemented under Council Directive 2011/16/EU on Administrative Cooperation in the field of Taxation (as amended by Council Directive 2014/107/EU). The new regime under Council Directive 2011/16/EU (as amended) is in accordance with the Global Standard released by the Organization for Economic Co-operation and Development in July 2014. Council Directive 2011/16/EU (as amended) is generally broader in scope than the Directive, although it does not impose withholding taxes.

CUSIP:	94974BGS3

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